Exhibit 99.83

News Release January 5, 2026

Santacruz Silver Announces Grant of Restricted Share Units

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V:SCZ) (“Santacruz” or the “Company”) announces that the Company has granted 39,000 restricted share units (“RSUs”) to a director of the Company in accordance with the Company’s Omnibus Equity Incentive Plan dated November 17, 2023. The RSUs vest in equal one third installments on each anniversary of the grant date. Each vested RSU may be redeemed for one common share of the Company.

The grant of RSUs constitutes a related party transaction pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is exempt from the requirements to obtain a formal valuation and minority shareholder approval in connection with the grant of RSUs to related parties in reliance on the exemptions contained in sections 5.5(b) and 5.7(1)(a) of MI 61-101, respectively.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapán mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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